Exhibit 99.1

NEWS RELEASE

Toronto, November 3, 2023

Panama Update

Franco-Nevada Corporation (“Franco-Nevada”) (TSX: FNV) (NYSE: FNV) notes that its partner, First Quantum Minerals Ltd. (“First Quantum”), has issued an update regarding the various Government of Panama bills and unconstitutionality challenges in respect of Law 406, the law that approved the revised concession contract for the Cobre Panama mine. First Quantum has also advised that production at the mine remains uninterrupted at this time, while protests (including certain blockades) have caused disruptions on site as well as shortages in certain supplies.

For more detailed information, please refer to First Quantum’s press release dated November 3, 2023.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to the outcome of any Government of Panama bills, constitutional challenges or popular consultations relating to Law 406, the law that approved the revised concession contract for the Cobre Panama mine. The outcome of these matters could have a material adverse impact on the revenue Franco-Nevada derives from its streaming arrangements relating to Cobre Panama and on Franco-Nevada’s results of operations and financial condition. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business and assets, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.